AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024

OVERVIEW AND INTRODUCTORY COMMENT

Avrupa Minerals Ltd. (“Avrupa” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “AVU”. The Company is currently focusing on discovering economic mineral deposits, using a hybrid prospect generator model (getting other partners to fund our properties to minimize dilution as well as funding our own exploration programs on our top projects), in politically stable and prospective regions of Europe, including Portugal, Kosovo and Finland.

Over the course of 14 years, Avrupa has brought in partners on its exploration projects that have invested approximately $31.5 million in exploration in addition to funds spent by Avrupa. That exploration has led to two discoveries – one gold deposit in Kosovo and one deposit of polymetallic VMS mineralization in the prolific Iberian Pyrite Belt famous for large copper-zinc deposits in southern Portugal.

While Avrupa has been focused on advancing its exploration projects with funds from partners who can earn an interest in its projects by spending exploration funds thereby reducing dilution for shareholders, the Company completed its own exploration program at the Alvalade property. This resulted in the Company entering into an Earn-in Joint Venture Agreement for the Alvalade project with Minas de Aguas Teñidas, S.A. (“Sandfire MATSA” or “MATSA”) and its wholly-owned subsidiary Sandfire Mineira Portugal, Unipessoal Lda. (“SMP”), formerly Emisurmin Unipessoal Lda. (“EUL”) in November 2019.

On December 14, 2021, the Company signed a binding letter agreement (the “Letter Agreement”) with Dutch holding company, Akkerman Exploration B.V. (“AEbv”) to acquire 100% ownership of Akkerman Finland OY (“AFOy”). AFOy owns three mineral reservations in the past-producing and highly prospective Vihanti-Pyhäsalmi VMS district in central Finland and one gold project in the Oijarvi greenstone belt Finland. On February 25, 2022, the Letter Agreement was superseded by the Share Purchase Agreement. The Company currently owns 49% of AFOy.

Avrupa continues to upgrade its precious and base metal targets to JV-ready status in a variety of districts, with the idea of attracting potential partners to project-specific and/or regional exploration programs, and to look for new projects in certain mineral belts in Europe, or nearby.

This MD&A is dated May 23, 2024 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars.  The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the three months ended March 31, 2024 and the Company’s audited consolidated financial statements for the year ended December 31, 2023 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR+ www.sedarplus.ca, and/or on the Company’s website at www.avrupaminerals.com.

MAJOR QUARTERLY OPERATING MILESTONES

Alvalade Project (Portugal):

Highlight of the 2023 drilling program

On February 21, 2024, the Company reported that drilling continued throughout the year around the Alvalade pre-exploitation license in several target areas, including Caveira South, Casas Novas, Lousal Northwest, Brejo, and Sesmarias.  The Company drilled 14 holes totaling 6,530 meters in 2023:  two at Caveira South, one at Casas Novas, four in the Lousal Northwest area, one at Brejo, and six in the Sesmarias massive sulfide VMS deposit area.

CAVEIRA SOUTH
CAV23-002
CAV23-003
INC22-001D
CASAS NOVAS
MONTE DA
BELA VISTA
LNW23-006
LNW23-003
LNW23-004
LOUSAL NW
LNW23-005
LOUSAL
MINE
GAL23-001
BREJO
SES23-051
SES23-049
SES23-047
SES23-048
SES23-050
SES23-052
SESMARIAS
ALVALADE JV
TARGET AREAS
DRILLING -- 2023
N
0
1,500
meters
Scale 1:50,000
ERMIDAS-SADO
GAL23-001
BREJO
SES23-051
SES23-049
SES23-047
SES23-048
SES23-050
SESMARIAS
SES23-052
SADO
ALVALADE JV
SESMARIAS TARGET
DRILLING -- 2023
N
0
1,500
meters
Scale 1:25,000

Figures 1, 1a.  2023 drilling along trend of Pyrite Belt mineralization within the Alvalade JV license, with Sesmarias enlargement.  Background data from 2020-21 helicopter-supported VTEM project.  Intense electromagnetic response to railroad tracks and power lines in linear purple colors.

The highlight of the 2023 drilling program was the re-discovery of the high-grade copper-zinc-lead-silver mineralization at Sesmarias in SES23-047 (see AVU news release June 12, 2023).  Follow-up drilling at Sesmarias confirmed potential for more high-grade massive sulfide and stockwork mineralization in the Central Zone at Sesmarias (see AVU news release November 28, 2023).  The success of the Sesmarias drilling underlies potential for the next phase of drilling there, tentatively commencing in Q2 of 2024.  This phase will be aimed at defining the high-grade mineralization located in/around the hinge of the Sesmarias Synform, particularly along strike between the 250 South and 800 South section lines, noted in the figures below.  Plans for the next phase are underway.

To enhance targeting at Sesmarias, The Company performed an IP-Resistivity survey at the end of 2023 covering Sesmarias Central and Northern Zones and the Brejo target area just north of Sesmarias.  Results are presently under evaluation, particularly for the North area and for the Brejo area where we have less historic drilling information.  The level of success in the coming phase of drilling will determine how best to move towards a mining license application which will be necessary in the first half of 2025.

050 N
000
070 S
120 S
250 S
350 S
500 S
650 S
800 S
950 S
1100 S
Sesmarias North
Sesmarias Central
Sesmarias South
551200
550700
4204500
4204000
4203500
SES21-035
SES21-034
SES21-037
SES21-033
SES21-036
SES008
SES21-038
SES20-031
SES21-032
SES21-039
SES028
SES21-045
SES21-046
SES025
SES21-044
SES21-043/043A
SES21-040
SES21-042
SES009
SES23-049
SES015
SES23-051
SM0601
SM060
SES006
SES005
SES030
SES002
SES23-047
SES21-041
SES003
SES007
SES004
SES016/016A
SES23-048
SES027
SES017
SES23-050
SES012
SES026
SES029
SES23-052
SES022
SES020
SES019
SES018
0
250
meters

Figure 2.  Sesmarias section lines, AVU generated.  Drillholes in red were completed during 2023 drilling program.  Coordinate system, UTM Zone 29 (ED50).

050 N
000
070 S
120 S
250 S
350 S
500 S
650 S
800 S
950 S
1100 S
Sesmarias North
Sesmarias Central
Sesmarias South
551200
550700
4204500
4204000
4203500
SES21-035
SES21-034
SES21-037
SES21-033
SES21-036
SES008
SES21-038
SES20-031
SES21-032
SES21-039
SES028
SES21-045
SES21-046
SES025
SES21-044
SES21-043/043A
SES21-040
SES21-042
SES009
SES23-049
SES23-051
SES015
SM0601
SES006
SES005
SES030
SES002
SES23-047
SES21-041
SES003
SES007
SES004
SES016/016A
SES23-048
SES027
SES017
SES23-050
SES012
SES026
SES029
SES23-052
SES022
SES020
SES019
SES018
0
250
meters

Figure 3.  Known massive sulfide mineralization at Sesmarias, open both north and south.  Drilling in the upcoming phase will target potential high-grade mineralization in the Central Zone between 250 South and 800 South sections.  Modeling and interpretation of accumulated data suggests that strong, polymetallic VMS mineralization is hosted in and close to the hinge of the Sesmarias Syncline.  UTM Zone 29 (ED50).

Drilling in the northern target areas of the Alvalade license was less successful than at Sesmarias.  Drilling intersected narrow lenses of polymetallic sulfide mineralization in both Caveira South drill holes and wispy, distal facies, replacement sulfide mineralization in the Casas Novas drill hole.  The Company hopes to do follow-up drilling in both areas at some point in the future, but there are no plans for this in the up-coming drilling phase.  Drilling at Lousal Northwest intercepted the mineral horizon black shales, but no significant sulfide mineralization.

Further to this report, at this time, the Company is in the midst of planning for an upcoming drilling program at Sesmarias to test the potential for more significant massive sulfide mineralization in the central and northern sectors of the deposit.  The Company expects to drill about 5,000 meters in the upcoming program.

Slivova Project (Kosovo)

Work continued at the Slivova gold-silver project in Kosovo during 2023, undertaken by partner Western Tethyan Resources, and supported by 70%-owner Ariana Resources.  Highlights of the work included the completion of a NI 43-101 Preliminary Economic Assessment (PEA) study that included a significant mineral resources’ upgrade.  The full PEA document, which includes the NI 43-101 Mineral Resource Estimate, may be accessed on SEDAR+ or via the Avrupa Minerals website:  Slivova PEA.

Western Tethyan also commenced environmental and social baseline studies in the project area, committing to a strong and positive social relationship with the communities around the project area, and performed exploration rock and soil sampling around the license to help identify satellite deposits.  The government issued trenching and drilling permits for this year, and Western Tethyan is in the midst of planning and budgeting for the 2024 program.  Work planned, in addition to continued environmental and social licensing, includes trenching over several untested targets and exploration drilling outside of the main deposit in efforts to increase the mineral resources.  Eventually, there may be some infill drilling completed in 2024, as well.  We anticipate that Western Tethyan will perform the necessary work to reach the 51% ownership level of the license during 2024, as required by the JV agreement.

Finland

During 2023, Avrupa’s 49%-held Akkerman Finland Oy (AFOy) continued to advance the exploration program in the Vihanti-Pyhäsalmi VMS District of central Finland.  The joint venture now holds two exploration permits covering known massive sulfide deposits (Kangasjärvi and Hallaperä), an application over a massive sulfide deposit (Rauhala), and an exploration permit covering a massive sulfide target (Kolima) that has been approved by the mining bureau, but not yet issued due to appeals court handling of the process.

Basic exploration work, continued review of historic core and geophysical data, and modeling of SkyTEM data from the Kangasjärvi license suggest an outstanding un-drilled target close to the old Kangasjärvi Mine.  The joint venture is making plans for drilling at the target in 2024.  There are further SkyTEM anomalies that may rate drilling after planned exploration work during the up-coming field season.

Vihanti-Pyhäsalmi belt

Mineral rights
Akkerman Finland ★

Raahe Port
Kokkola Port
Zn smelter
Pyhäsalmi flotation plant
Harjavalta Cu smelter
0 50 100 200 km

Vihanti
24Mt
Rauha
Pyhäsalmi
75Mt
Kangasjärvi
Hallaperä
Kolima
0 12.5 25 50 km

Figure 1.  Map of Vihanti-Pyhäsalmi VMS District with AFOy-AVU holdings and location of the two major mines, Pyhäsalmi and Vihanti.

Figure 2.  Plan view of the Kangasjärvi SkyTEM drill target, showing a strong conductor northwest and across a major area fault from the historic Kangasjärvi Mine.  Most of the conductor has never been drilled.

A
B
planned new drill hole
-100m
-100m
Kangasjärvi deposit
interpreted as Zinc-rich, distal part of larger VMS deposit displaced by large fault fault
SkyTEM conductor
possible Cu-rich, proximal part with potential underlying feeder zone
0
100
Scale bar (m)

Figure 3.  Kangasjärvi SkyTEM drill target, section view.  The joint venture plans three diamond drill holes totaling 1000 meters later this year.  There are other SkyTEM anomalies around the license that may become drill-ready later this year.

AFOy officially acquired the Hallaperä exploration license in the past year.  The license covers a known massive sulfide deposit discovered by Outokumpu in 1967.  The deposit is 1,500 meters long and ranges from two to 18 meters thick.  It remains open at depth below 200 meters from the surface.  The most recent drilling, in 1990, cut 1.85 meters @ 1.72% Cu, 1.7 g/t Au, and 44 g/t Ag, with no further work completed since that time.

Figure 4.  Copy of the original geological map of the Hallaperä VMD deposit.

The Finnish mining bureau recently awarded an exploration permit to AFOy for another license covering a massive sulfide deposit near the historic Vihanti Mine.  The Rauhala deposit was discovered in 1985 by the Finnish Geological Survey (GTK), and later worked by Outokumpu Oy.  It measures nearly 600 meters long and 350 meters wide and averages about 2 meters thick, as presently known.  Virtually no work on the deposit has been completed in the past 20-25 years.

Figure 5.  Plan view of the Rauha Deposit (blue/black/yellow lenticular outline).  The deposit was discovered via a zinc anomaly in till material, and is covered by 2-20 meters of till at its closest point to the surface.

Figure 6.  Section view of the sediment-hosted Rauhala Deposit, sub-cropping under 2 to 20 meters of till.

QUARTERLY FINANCIAL CONDITION

Capital Resources

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from warrants and options, along with the planned developments within the Company as well as with its JV partner might not be sufficient to carry out its activities throughout 2024. The Company might have to raise additional financing under difficult financial conditions.  If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at March 31, 2024, the Company had a working capital of $116,563 (December 31, 2023 – $132,571). With respect to working capital, $89,625 was held in cash (December 31, 2023 - $121,745). The decrease in cash was due to (a) the general administrative expenses and exploration work expenses totaling $21,349; (b) advance to Akkerman Finland OY of $10,179; and (c) purchase of equipment of $592.

Operations

Excluding the non-cash depreciation of $362 (2023 - $509) and bad debt recovery of $12,973 (2023 - $Nil), the Company’s first quarter general and administrative expenses amounted to $97,681 (2023 - $115,285), a decrease of $17,604 mainly due to investor relations of $10,564 (2023 - $25,897) as the Company has been closely monitoring its use of cash.

During the three months ended March 31, 2024, the Company incurred exploration costs totaling $8,829 including $5,901 on Alvalade in Portugal and $2,928 on Slivova in Kosovo. During the three months ended March 31, 2023, the Company incurred exploration costs totaling $15,548 including $5,765 on Alvalade in Portugal and $9,783 on Slivova in Kosovo.

During the three months ended March 31, 2024, the Company reported a loss of $10,376 (2023 – $6,203), an increase of $4,173.

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As of the date of the MD&A, the Company has no outstanding commitments.

Tax deposits:

In November 2018, MAEPA paid €56,505 ($88,201) in lieu of bank guarantees of €77,918 ($121,625) to the Directora de Finanças de Braga in Portugal. This amount was comprised of €51,920 ($81,044) in respect of stamp tax and €4,585 ($7,157) in respect of VAT. The stamp tax portion relates to the interpretation that intercompany advances received by MAEPA are financing loans and, accordingly, are subject to stamp tax. The VAT portion relates to certain invoices for vehicle usage and construction services. As of December 31, 2019, the Company estimated that the judicial review process would take approximately one year for the VAT claim and three to five years for the stamp tax claim and that the likelihood of success for each was 50%. As a result, tax deposits were written down by $41,200 (€28,252) during the year ended December 31, 2019. During 2020, the judicial review ruled that approximately €1,971 VAT remained to be paid while the rest were annulled.  The Company accepted this ruling.  The Company is still waiting for a trial date regarding the stamp tax and it is estimated that the process can take another two to three years.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR April 29, 2024 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Avrupa. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at March 31, 2024:

	Issued and Outstanding
	March 31, 2024	May 23, 2024

Common shares outstanding	54,674,754	54,674,754
Stock options	1,575,000	1,575,000
Warrants	16,666,667	16,666,667
Fully diluted common shares outstanding	72,916,421	72,916,421

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.